SILVER HORN MINING LTD.
3346 W. Guadalupe Rd.
Apache Junction, Arizona 85120

August 24, 2012

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silver Horn Mining Ltd.

Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-175743)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-175743) filed with the Securities and Exchange Commission (the “Commission”) by Silver Horn Mining Ltd. (the “Company”) on July 22, 2011 (the “July Registration Statement”) and amended on September 26, 2011 (the “July Registration Statement Amendment”).  The Company notes that it previously requested withdrawal of the July Registration Statement Amendment on October 6, 2011.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company is applying for the immediate withdrawal of the July Registration Statement and all amendments and exhibits thereto as the Company has determined that registration of the securities under the July Registration Statement is no longer in the best interests of the Company.  The Company has not sold any shares in connection with the July Registration Statement.  The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the “Safe Harbor” from integration provided by Rule 155 promulgated under the Securities Act.

If you have questions or require additional information, please do not hesitate to contact the Company’s outside counsel, Harvey Kesner, Esq. at (212) 930-9700.

Sincerely, SILVER HORN MINING LTD.
By:	/s/ Daniel Bleak
	Name:	Daniel Bleak
	Title:	Chief Executive Officer